

Mail Stop 4631

July 24, 2009

Mr. Michael Cetrone
Chief Executive Officer and Chief Financial Officer
Cetrone Energy Company
11010 East Boundary Road
Elk, WA 99009

>   **RE: Post Effective Amendment to Form S-1 filed on June 2, 2009**
>   **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
>   **Forms 10-Q and 10-Q/A for the period ended March 31, 2009**
>   **File No. 333-153381**

Dear Mr. Cetrone:

We have reviewed your response letter dated July 15, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated September 25, 2008. It appears that these acknowledgements were not provided with your response letter dated November 3, 2008. Please provide the requested acknowledgements in writing from management with your next response letter.

<u>Item 9A(T) - Controls and Procedures, page 12</u>

<u>Disclosure Controls and Procedures, page 12</u>

2. We note your response to prior comment 12 and reissue this comment. In this regard, we note that you did not disclose the specific area(s) that had problems that led to management's conclusion that your disclosure controls and procedures were not effective.

<u>FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2009</u>

<u>Balance Sheet, page F-1</u>

3. We have reviewed your response to prior comment 22. The column headings in your balance sheet and statement of operations still indicate that amounts in the Form 10-Q have been audited. Since none of the amounts included in the Form 10-Q, including the December 31, 2008 amounts, are covered by an audit report when they are presented in the Form 10-Q, you should not refer to them as being audited. Please make the appropriate revisions.

<u>General</u>

4. We note your response to prior comment 21 and reissue this comment. In this regard, we note that prior comment 6 would also apply to your Form 10-Q, in particular the section entitled "Disclosure Regarding Forward-Looking Statements" on page 8.

<u>Item 4 - Controls and Procedures, page 9</u>

5. We note your response to prior comment 23. The revisions you have made to this section in response to this comment deleted the information required by Items 307 and 308(c) of Regulation S-K for the quarter ended March 31, 2009. Please revise to provide this information. In addition, we note that the reference to the "quarter ended May 31, 2009" with respect to your internal controls in the first sentence of the first paragraph under "Conclusion" on page 10 appears to be incorrect. Please revise accordingly.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Andrew Schoeffler, Staff Attorney, at (202) 551-3748 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief